MINCO GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Minco Gold Corporation and its subsidiaries (“Minco Gold” or “the Company”) is for the nine months ended September 30, 2011. The MD&A, dated November 10, 2011 should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and notes prepared by management for the nine months ended September 30, 2011, the unaudited condensed consolidated interim financial statements and notes prepared by management for the three months ended March 31, 2011 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2010.

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).  The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010.  A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in notes 11 and 13 of the condensed consolidated interim financial statements for the periods ended September 30, 2011 and March 31, 2011 respectively.  Except as noted, all financial amounts are expressed in Canadian dollars.

Management is responsible for the condensed consolidated interim financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the condensed consolidated interim financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2010 and the MD&A and annual information form (AIF) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

As at September 30, 2011, the Company had 50,328,215 common shares outstanding. As at November 10, 2011, the Company has 50,348,215 common shares outstanding.

Company overview

Minco Gold Corporation (the “Minco Gold” or the “Company”) (TSX: MMM/NYSE Amex: MGH/FSE: MI5) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007. The principal business activities include the acquisition, exploration and development of gold properties.

Minco Gold is exploring and evaluating gold mineral properties and projects in the People’s Republic of China (“China”) with the aim of bringing these properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

As at September 30, 2011, the Company has $8 million cash which includes $5 million to be used for the final payment for the acquisition of the Changkeng exploration permit. The remaining cash balance available to fund exploration and general corporate requirements is $3 million, which is in the Chinese Subsidiaries. Funds in China cannot be returned to Canada due to legal regulations, accordingly the Company will need additional funds to meet its administrative requirements in Canada. The Company plans to meet its short-term cash requirements through the borrowing of funds from related parties, equity financing and/or the disposition of assets.

Companies

The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”) and Triple Eight Mineral Corporation (“Temco”)..

Less than Wholly-owned subsidiaries - the Company has equity interests in the following projects:

●	51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the “Mingzhong JV”),- holding company for the Changkeng Gold project and the Changkeng Exploration Permit;

●	Equity interests – as at September 30, 2011, the Company’s ownership of Minco Silver Corporation (“Minco Silver”) was 22.21%.

Highlights for the nine months ended September 30, 2011

For the nine months ended September 30, 2011:

1.	Recorded net income of $2.4 million or earnings per share of $0.05 (2010 – net loss of $0.6 million or a loss per share of $0.01).

2.	The Company received approval from the Ministry of Land and Resources (“MOLAR”) in September 2011 to renew the Changkeng exploration permit for a two-year period ending on September 10, 2013.

3.	In August 2011, the Company and Minco Silver entered into a trust agreement in which the Company agreed to hold US$10 million advanced by Minco Silver on June 9, 2011 in a trust account on behalf of Minco Silver for the benefit of the Fuwan Silver Project.

4.	On August 19, 2011, Minco China paid back a US$6 million loan to Minco Silver and Minco Silver waived the interest on the loan.

5.	In the Longnan region, the 2011 field program commenced at the beginning of March and was focused on Yejiaba sub-project where Minco discovered zones of significant mineralization in 2010: poly-metallic and gold mineralization at the Shajinba zone, gold mineralization at the Bailuyao and Baojia zones. Initial traversing and trenching was commenced at the Baojia zone which is 4.0 km West from the Shajinba zone and has similar structural position and alteration to Shajinba. In March, the trenches completed at the Baojia zone returned the following results: 0.15 g/t Au over 12.0 m in trench YJB-10-46 and 0.48 g/t Au over 9.0 m in trench YJB-10-41. The entire trench YJB-10-41 exposed a weak but extensive silicification halo in granite and hosting metasediments, which is associated with elevated gold values. At the end of the trench, there is an interval with consistent gold content varying from 0.1 g/t to 1.83 g/t and averaging 0.26 g/t over 27.0 metres. As at September 30, 2011, most of the results from the exploration activities were still pending laboratory analysis.

6.	For the nine months ended September 30, 2011, the Company granted options over 2,380,000 common shares at a weighted average exercise price of $2.18 that vest over an 18-month period from the issue date to its consultants, employees and directors.

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7.	On March 25, 2011, the RMB 60 million (approximately $9 million) loan provided to the Tugurige Gold Mine was repaid in full with interest. As at September 30, 2011, Minco China paid back RMB 50 million (approximately $7.6 million) to Zhongjia Kailong Technlogy Development Co. Ltd. (“Zhongjia”), the trustee of Minco Base Metals in China.

8.	Minco Silver has made significant progress in permitting on the Fuwan Silver Deposit. At the date of this MD&A, the progress in permitting is summarized as follows:

●	The Exploration Report on the Fuwan Silver Deposit has been accepted and approved by the Ministry of Land and Resources ("MOLAR") in Beijing.

●	The Chinese Preliminary Feasibility Study was completed by Changsha Non-Ferrous Mine Design Institute and approved by an expert panel.

●	The reserve/resource has been registered and received approval from Guangdong Bureau of Land and Resources and MOLAR in Beijing.

●	The Gaoming county government granted official approval for the development of the project.

●
The application for the Mining Area Permit was approved by MOLAR in Beijing and will be held for up to 3 years while preparation for the Mining License Application are made.  The Mining Area Permit covers approximately 0.79 square kilometers, defines the mining limits of the Fuwan deposit and restricts the use of this land to mining activities.

●
China NERIN Engineering Co., Ltd. (“NERIN”) has completed the Mineral Resources Development and Utilization Plan.  The plan was reviewed and approved by an expert panel from the Non-ferrous Metal Association on behalf of MOLAR in Beijing.

●	The Soil and Water Conservation Plan was completed and approved.

●	The Safety Assessment is well advanced and a draft report completed.

●	The Geological Hazard Assessment has been completed and approved in September 2009.

●
The Fuwan project feasibility study conducted by Wardrop and NERIN is complete. This report was used in the preparation of the Mine Development and Utilization Report.  This report is critical in obtaining the Mining License.

●	The Land Usage Permit was approved by Gaoming County, Foshan City, and Guangdong provincial governments.

●	The Mine Geological Environment Treatment Plan was reviewed and approved by the Environment Committee of China Geology Association.

●
Minco Silver has entered into an agreement with an environmental consulting company for a water monitoring study to comply with new National Water Guidelines instituted by the Ministry of Environmental Protection of China in June 2011.  The agreement provides that all monitoring shall be completed by January 2012.  Once complete, the findings will be incorporated in Minco Silver’s Environmental Impact Assessment report.

Results of operations

Exploration costs

For the three and nine months ended September 30, 2011 and 2010

Exploration costs for the nine months ended September 30, 2011 were $1.4 million compared to $0.9 million in the comparative period in 2010. The increase was due to the increased exploration activities on the Longnan project. The following is a summary of exploration costs incurred by the Company.

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	Three months ended September 30,		Nine months ended September 30,		Cumulative to September 30,
	2011	2010	2011	2010	2011
	$	$	$	$	$
Gansu - Longnan	757,477	302,568	1,368,515	807,979	7,602,228
Guangdong - Changkeng	18,765	6,920	47,800	80,987	8,147,348
Hunan - Gold Bull Mountain	-	-	-	1,169	2,162,846
Total	776,242	309,488	1,416,315	890,135	17,912,422

Summary of quarterly results

The following table summarizes selected financial information for the eight most recently completed quarters.

	IFRS							Canadian GAAP
	2011			2010				2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Exploration costs	776,242	356,227	283,846	577,505	309,488	367,527	213,121	372,332
Administrative expenses	897,384	1,433,214	1,358,466	709,641	614,808	633,013	481,551	747,980
Foreign exchange loss (gain)	(18,284)	(22,910)	20,689	(27,929)	(138,708)	2,031	52,934	(594,057)
Operating loss	(1,655,342)	(1,766,531)	(1,663,001)	(1,259,217)	(785,588)	(1,002,571)	(747,606)	(526,255)
Finance and other income (loss)	177,853	(232,094)	(18,220)	61,817	35,639	17,090	22,709	1,536
Loss for the period before gain( loss) from equity investment and dilution gain	(1,477,489)	(1,998,625)	(1,681,221)	(1,197,400)	(749,949)	(985,481)	(724,897)	(524,719)
Dilution gain	2,000	199,000	8,478,000	1,891,000	193,000	739,000	22,000	3,361,154
Share of gain (loss) from equity investment in Minco Silver	52,355	(476,160)	(677,154)	(498,254)	(467,577)	184,040	(464,359)	(277,786)
Income (loss) from continuing operations	(1,423,134)	(2,275,785)	6,119,625	195,346	(1,024,526)	(62,441)	(1,167,256)	2,558,649
Income (loss) from discontinued operations	-	-	-	-	(110,606)	1,712,164	5,743	(1,583)
Net income (loss) for the period	(1,423,134)	(2,275,785)	6,119,625	195,346	(1,135,132)	1,649,723	(1,161,513)	2,557,066
Other comprehensive income (loss)	368,026	116,834	(128,840)	(151,983)	38,772	281,589	(231,630)	-
Comprehensive income (loss ) for the period	(1,055,108)	(2,158,951)	5,990,785	46,363	(1,096,360)	1,931,312	(1,393,143)	2,557,066
Basic and diluted income (loss) per share	(0.03)	(0.05)	0.12	0.00	(0.02)	0.03	(0.03)	0.05
Weighted average number of shares outstanding	50,318,498	50,268,972	49,980,910	48,967,175	48,436,115	48,436,115	43,321,430	46,952,731

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Administrative expenses

For the three months ended September 30, 2011 and 2010

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. For the three months ended September 30, 2011, the Company incurred a total of $0.9 million (2010 - $0.5 million) in administrative expenses.  Significant changes in expenses are as follows:

●	The Company incurred a foreign exchange gain of $0.02 million for the three months ended September 30, 2011 (2010 - $0.14 million). The decrease is mainly due to the depreciation of Canadian Dollar during the three months period in 2011.

●	Stock-based compensation for the three months ended September 30, 2011 was $0.4 million (2010 - $0.06 million). The increase is mainly due to the new options granted in 2011.

For the nine months ended September 30, 2011 and 2010

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. For the nine months ended September 30, 2011, the Company incurred a total of $3.7 million (2010 - $1.6 million) in administrative expenses.  Significant changes in expenses are as follows:

●	The Company incurred investor relations expense of $0.3 million for the nine months ended September 30, 2011 (2010 - $0.2 million). The increase is mainly due to an increase of investor activities including increased attendance at advertising and promotional events in 2011.

●	Accounting and audit fees for the nine months ended 2011 were $0.2 million (2010 - $0.1 million). The increase is mainly due to the quarterly review and the consultation service provided to the Company for the IFRS conversion.

●	In the nine months ended September 30, 2011, the Company granted 2.8 million stock options to its consultants and employees a weighted average exercise price of $2.18 per share. The Company recorded stock based compensation expense of $2.0 million for the nine months ended September 30, 2011 compared to $0.2 million at the same period in 2010.

To date the Company has been in the exploration stage and has not earned revenue from operations.  Income earned has been interest income, rental income and sundry income.

Finance and other income

To date the Company has not earned revenue from operations other than interest income earned on short-term investments.  In the three months ended September 30, 2011, finance and other income was $0.2 million (September 30, 2010 – $0.03 million) due to the interest paid by the Tugurige Gold Mine for the RMB 60 million loan . In the nine months ended September 30, 2011 and 2010, finance and other expense was $0.3 million (September 30, 2010 – income of $0.09 million).

Cash and short-term investment

As at September 30, 2011, cash and cash equivalents consisted of short term deposits with a maturity term of seven days that can be renewed automatically. The yields on the short term deposits are 1.7%

As at September 30, 2011, short-term investments, which consisted of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year, totaled $Nil (December 31, 2010 – $0.3 million).

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Marketable securities

As at September 30, 2011, the Company held 420,000 common shares (2010 – 420,000 common shares) of Nanika Resources Inc. (“Nanika”). The market value of the shares was $0.01 million (2010 - $0.03 million)

Financial position

The Company’s total assets as at September 30, 2011 was $23.6 million (2010 - $23.7 million).  The Company’s equity investment in Minco Silver increased during 2011 due to a dilution gain. However, this was offset by the repayment of the loan made to the Tugurige Gold Mine.

The Company also entered into a loan agreement with Minco Silver to borrow up to US$22 million of which US$6 million ($5.9 million) was received on June 9, 2011. On August 19, 2011, Minco China repaid US$6 million to Minco Silver.  In addition, the Company received US$10 million ($10.3 million) from Minco Silver on June 9, 2011. These funds are being held in trust by Minco China on behalf of Minco Silver for the benefit of that company’s Fuwan Silver project.

At September 30, 2011, the Company has cash and short term investments (and therefore liquid assets that can easily be converted to cash) of $7.7 million (2010 - $6.0 million).

As at September 30, 2011, the Company had total liabilities of approximately $7.8 million, which includes  a $2.5 million advanced by the minority shareholders of Mingzhong. This amount will be converted to equity once Mingzhong receives an approval to increase its registered capital. Therefore the liabilities of the Company are approximately $5.2 million which includes $4.7 million to be paid for the Changkeng exploration permit to 757 Exploration Team. As a result, the net working capital for the Company on September 30, 2011 is approximately $0.7 million.

Properties

The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

●
Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”) and its interests in the Longnanprojects, incorporated in the People’s Republic of China and Triple Eight Mineral Corporation (“Temco”).

●	Less than Wholly-owned subsidiaries - the Company has contractual rights to earn into the following projects:

●	51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the “Mingzhong JV”), formerly “Mingzhong Guangdong Minco-Jinli Mining Co. Ltd, (the “Jinli JV”) - holding company for the Changkeng Gold project and the Changkeng Exploration Permit; and

●	Equity interests – during 2011, the Company’s ownership decreased to 22.21% due to the exercise of options and private placement by Minco Silver option holders.

Changkeng Gold project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong province, China.

The Company proceeded with an exploration program on the Changkeng Gold Project following the granting of the business license on March 30, 2007 and the transfer of the Changkeng Exploration Permit on January 5, 2009.

In 2007, six infill holes with a total of 1,264 meters were drilled to meet the minimum exploration expenditures required by the Chinese authorities. Assay results for these six holes were released in March 2009 and are available at the Company’s website and at www.sedar.com.

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On March 12, 2008, the Company released a NI 43-101 compliant resource estimate which contains an indicated resource of 2.1 million tonnes @ 5.61 grams per tonne (g/t) gold (Au) for a total of 379,000 oz Au and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au.  An updated NI 43-101 resouce estimate technical report has been filed on March 12, 2009 on SEDAR and is available at www.sedar.com.

The 2008 exploration program consisted of 11,809 meters of drilling in 60 holes, investigation of the potentially mined-out area, limited metallurgical testing, hydro-geological, geotechnical and environmental studies. Assay results for all holes were released and are available at the Company’s website. Following the completion of the drill program, an updated resource estimate was completed and an exploration report was initiated for National (China) permitting requirements in 2009.  These studies will be combined and would be used as the basis for completing any future independent Preliminary Economic Assessment (PEA) on the project.

In March 25, 2009, the Company reported an updated NI 43-101 resource estimate for the Changkeng project based on the 2008 exploration program results and calculated on the distinct and separate gold dominant and silver dominant zones was completed by P&E Mining Consultants Inc. of Brampton, Ontario. The gold dominant deposit contains an indicated gold resource of 3.9 million tonnes @ 4.89 g/t gold ("Au") for a total of 623,100 oz contained gold and an inferred gold resource of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au. The silver dominant deposit contains an indicated silver resource of 5.6 million tonnes @ 170.0 g/t silver ("Ag") for a total of 30,708,000 oz contained silver and an inferred silver resource of 1.06 million tonnes @ 220.0 g/t Ag for a total of 7,517,000 oz Ag. The updated NI 43-101 resource estimate technical report has been filed on March 2009 on SEDAR and is available at www.sedar.com.

The Company has completed the National Exploration Report and submitted it to the Ministry of Land and Resources (“MOLAR”) for the Changkeng exploration permit which was renewed.

Gansu Longnan properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: includes five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt; potential for gold and poly-metallic mineralization (silver-iron-lead-zinc).

Xicheng East: includes three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All of these 12 exploration permits are located over regional geochemical gold anomalies with host rocks and significant structure trends similar to that at Anba and other gold deposits in the region.

Exploration in 2011

The 2011 field program commenced in the beginning of March and focused on the Yejiaba sub-project where Minco discovered zones of significant mineralization in 2010 including poly-metallic and gold mineralization at the Shajinba zone, and gold mineralization at the Bailuyao and Baojia zones. Initial traversing and trenching commenced at the Baojia zone which is 4.0 km West of the Shajinba zone and has similar structural position and alteration. In March, the trenches completed at the Baojia zone returned the following results: 0.15 g/t Au over 12.0 m in trench YJB-10-46 and 0.48 g/t Au over 9.0 m in trench YJB-10-41. The entire trench YJB-10-41 exposed a weak but extensive silicification halo in granite and hosting metasediments, which is associated with elevated gold values. At the end of the trench, there is an interval with consistent gold content varying from 0.1 g/t to 1.83 g/t and averaging 0.26 g/t over 27.0 metres.

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Liquidity and capital resources

The Company does not generate revenues from operations. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, permitting and administrative activities. The Company depends on a combination of its current on hand resources; its ability to raise capital, its ability to work with its minority partners and other joint venture partners; and its ability to manage the timing of exploration expenses, to complete its planned exploration business plan and support the basic operations expenses for the next 12 months.

Any cash denominated in RMB is maintained in the People’s Republic of China (“China”), where the remittance of funds to jurisdictions outside China is subject to government rules and regulations on foreign currency controls.  Such remittance requires approval by the relevant government authorities or designated banks in China or both.

Cash flow

Operating activities

The net income from continuing operations for the nine months ended September 30, 2011 was $2.4 million which was mainly a result of an equity loss on investment in Minco Silver of $1.1 million, a dilution gain of $8.7 million, share-based compensation of $2.0 million to arrive at cash used in operating activities of continued operations of $2.9 million compared to $1.0 million generated in the comparative period of 2010.

Financing activities

For the nine months ended September 30, 2011, the Company received proceeds of $0.8 million from the exercise of options and $1.6 million in advance payments from Mingzhong’s five minority shareholders.  This was offset by $7.6 million repaid to Minco Base Metals to arrive at cash used in financing activities of $5.2 million compared to $3.3 million cash generated at the same period in 2010.

Investing activities

For the nine months ended September 30, 2011, the Company generated cash $9.4 million (2010 – used $3.9 million) in investing activities from continuing operations which was primarily due to the repayment of the loan made to Tugurige Gold Mine of $9.1 million.

Available resources

The Company’s cash and short-term investment balance at September 30, 2011 amounted to $7.7 million (2010 - $6.3 million). Please refer to “Financial Position”

Loan receivable

Minco China, entered into a Joint Venture Agreement in December 2010 (the “JV Agreement”) with the 208 Exploration Team (the “208 Team”), a subsidiary of China National Nuclear Corporation (the “CNNC”), to acquire 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. Under the terms of the JV Agreement, the 208 Team will set up a new entity (the "JV Co") and transfer its 100% interest in the Tugurige Gold Project into the JV Co, Minco China has the right to contribute a total of RMB 250 million (approximately $37 million) (the “Earn-In Amount”) to earn a 51% equity interest in the JV Co, with RMB 180 million (approximately $27 million) to be contributed upon conclusion of the JV agreement. The Earn-In Amount is subject to an independent evaluation of the value of the Tugurige Project.

To secure the project, Minco China provided RMB 60 million (approximately $9 million) in the form of a secured short-term loan to the Tugurige Gold Mine. The loan was repaid on March 25, 2011 in full with interest.

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The JV Agreement is subject to the approvals of various Chinese government agencies. These approvals to date have not been forth coming.  There is no guarantee that these approvals will be achieved.  The Company will pay a finder’s fee to a non-arm’s length third party upon all approvals being obtained and successful conclusion of the transaction.

Accounts payable and accrued liabilities

Minco China is the controlling shareholder in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”) with a 51% interest.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit. This exploration permit was renewed for a two-year period ending on September 10, 2013, which was granted by the Ministry of Land and Resources (“MOLAR”) in Beijing in September 2011.The value of the exploration permit was RMB 48 million (approximately $7.3 million). As at December 31, 2008, the first payment for the Chankeng Exploration Permit to 757 Exploration Team was made in an amount of RMB 19 million (approximately $2.87 million).

In order to pay the remaining RMB 29 million (approximately $4.4 million), shareholders of Mingzhong agreed to inject capital of RMB 32 million. As of September 30, 2011, Minco China paid RMB 16.30 million ($2.47 million) and the five minority shareholders paid RMB 15.68 million ($2.37 million) to Mingzhong.

The Company’s share of the remaining payment for the permit is RMB 14.8 million ($2.24 million).

One of the minority shareholders of Mingzhong is a State-owned entity, which requires the approval from a regulatory body for increasing its share of registered capital. The process to increase Mingzhong’s registered capital is in progress. The funds received from the five minority shareholders are classified as a current liability as at September 30, 2011, pending approval of the capital injection.

The remaining amount payable for the Changkeng Exploration Permit of $4.7 million (RMB $29 million) was also classified as a current liability as of September 30, 2011.

Investment in Minco Silver Corporation

As at September 30, 2011, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2010 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

On March 3, 2011, Minco Silver concluded a share offering of 7,600,000 common shares at $5.95 per share.  The Company did not participate in this offering.  As a result, its ownership interest has decreased to 22.21% (December 31, 2010 – 26.20%).  As the offering price for the Minco Silver shares significantly exceeded the carrying value of the Company’s investment in Minco Silver, the Company recorded a non-cash dilution gain in the amount of $8.7 million.

The Company’s equity accounts for its investment in Minco Silver.

Comprehensive income (loss) on the investment in Minco Silver is as follows:

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Nine months ended September 30,	2011	2010
	$	$
Dilution gain in Minco Silver	8,679,000	954,000
Equity loss of Minco Silver Corporation	(1,100,959)	(747,896)
Accumulated translation adjustment	314,572	7,738
Comprehensive income from investment in Minco Silver	7,892,613	213,842

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	September 30, 2011	December 31, 2010
	$	$
Investment in Minco Silver Corporation on an equity basis	14,827,752	6,935,139
Market value of Minco Silver shares	33,150,000	82,550,000

As at September 30, 2011 the closing share price for Minco Silver’s shares on the Toronto Stock Exchange was $2.55 (December 31, 2010 - $6.35).

As at September 30, 2011, Minco Silver had current assets of $71.9 million, non-current assets of $17.4 million (including $16.7 million in capitalized mineral interest costs), current liabilities of $0.7 million and shareholders’ equity of $88.7 million. Minco Silver incurred exploration costs of $Nil, administration costs of $5.0 million and a comprehensive loss of $3.5 million during the nine months ended September 30, 2011.

As of December 31, 2010, Minco Silver had current assets of $30.0 million, non-current assets of $12.8 million (including $12.1 million in capitalized mineral interest costs), current liabilities of $1.4 million and shareholders’ equity of $41.5 million. Minco Silver incurred exploration costs of $Nil, administration costs of $3.6 million and a comprehensive loss of $2.3 million during the nine months ended September 30, 2010.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Outlook

In 2011, the Company will continue to focus on exploration programs on the Longnan and Changkeng projects.  Aggressive exploration programs will be conducted to follow up the discoveries made on Yejiaba property.  The Company will continue to sell its non-core projects in China to generate capital for the Company’s exploration efforts.  In addition, the Company will continue to seek advanced gold projects for acquisition.

Share capital

As at the date of this MD&A, the Company has 50,348,215 common shares and 5,295,667 stock options outstanding, for a total of 55,643,882 fully diluted common shares outstanding.

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Contractual obligations and contingencies

The Company has commitments in respect of office leases requiring minimum payments of $0.6 million as follows:

$
2011	125,161
2012	148,922
2013	155,037
2014	161,403
2015	54,518
645,041

The Company has entered into sub-lease agreements for a portion of its leased premises.

Transactions with related parties

Shared office expense

a)
At September 30, 2011, the Company has $0.5 million due from Minco Silver (December 31, 2010 – $0.8 million) in relation to expenditures on shared office expenses. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

At September 30, 2011, the Company has $0.02 million due from MBM (December 31, 2010 - $0.08 million),   in relation to the shared office expenses. The Company is related to MBM through two common directors and two common officers.

Loan with Minco Silver

b)
On April 25, 2011, Minco China entered into a loan agreement with Minco Silver to borrow up to US$22 million from Minco Silver. The loan bears interest at a rate equal to LIBOR plus 3% per annum. As at June 30, 2011 Minco Silver advanced US$6 million (approximately $5.9 million) to Minco China in order to fund its subsidiary of Foshan Minco. On August 19, 2011, Minco China paid back US$6 million to Minco Silver and Minco Silver waived the interest on the understanding that Foshan Minco was the beneficiary of this loan.

Loan with Minco Base Metals

c)
In connection to Minco China’s loan of RMB 60 million (approximately $9 million) to the Tugurige Gold Mine(note 5), Minco Gold and Minco Base Metals (“MBM”) entered a loan agreement whereby Minco Gold borrowed $7,4million million (RMB 50 million) in December 2010. On June 16, 2011, the loan was repaid in full to Zhongjia Kailong Technology Development Co. Ltd. (“Zhongjia”), the trustee of MBM.

Key management compensation

d)
In the three months and nine months ended September 30, 2011, the following compensation was paid to key management. Key management includes the Company’s directors and senior management.  This compensation is included in exploration costs, development costs and administrative expenses.

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	Three months ended September 30, 2011
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	9,500	78,095	87,595
Senior management	96,125	248,616	344,741

Total	105,625	326,711	432,336
	Three months ended September 30, 2010
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	9,500	1,337	10,837
Senior management	77,625	26,069	103,694

Total	87,125	27,406	114,531
	Nine months ended September 30, 2011
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	34,500	317,166	351,666
Senior management	305,238	920,170	1,225,408

Total	339,738	1,237,336	1,577,074
	Nine months ended September 30, 2010
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	33,000	16,959	49,959
Senior management	216,459	120,598	337,057

Total	249,459	137,557	387,016

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions. Transactions requiring significant degrees of estimation on the useful life of capital assets

The Company’s accounting policies are described in note 2 of the condensed consolidated interim financial statements for the three months ended March 31, 2011.

(12)

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for share-based compensation and other share-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

The Company is required to make estimates of future production costs, future silver commodity pricing, and currency exchange fluctuations in the process of testing the impairment of its assets.

In testing the impairment of its mineral interests the Company is testing its resources and extended determination of silver reserves which requires a number of assumptions and estimates, including geological sampling and modeling as well as estimates of future silver prices and future production costs. Estimates of the resources and ultimately the estimates of reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of silver and changes in estimates of the cost of production. A change in the estimate of reserves could result in a change in the rate of depletion, development amortization, or impairment of the resources, resulting in a write down.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Accounting policy changes

International financial reporting standards (“IFRS”)

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS.  Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.  The three months ended March 31, 2011 was the Company’s first reporting period under IFRS.

The Company has now substantially completed its IFRS changeover plan, with just the post-implementation phase remaining.

Note 13 to the condensed consolidated interim financial statements for the periods ended September 30, 2011 and March 31, 2011 provide more detail on key Canadian GAAP to IFRS difference, accounting policy decisions and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

Transitional financial impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded a reduction in shareholders’ equity of $0.06 million as at January 1, 2010. In accordance with IFRS 1, the Company was required to maintain estimates and assumptions in existence at January 1, 2010.

As a result of accounting policy choices selected and changes those were required to be made under IFRS, the Company has recorded an increase in total comprehensive loss of $0.001 million and $0.002 million for the nine months ended September 30, 2010 and the year ended December 31, 2010, respectively.

Cash flow impact

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

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Control activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures have been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company is in the final stages of completing the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. The existing control framework has been applied to the IFRS changeover process. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Information technology and systems

The IFRS transition project did not have a significant impact on information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Post-implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRSs or Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The International Accounting Standards Board is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Business environment and risks

The Company’s operations consist of the acquisition, exploration and development of properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk – Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract.  This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

i.	Cash and cash equivalents – In order to manage credit and liquidity risk the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At September 30, 2011, the balance of $7.7 million was placed with three institutions.

ii.	Short term investments –These are guaranteed investment certificates with maturities of greater than ninety days, but less than one year, when acquired. At September 30, 2011, these totalled $Nil.

The Company does not have any derivative financial instruments nor has it invested in asset backed paper instruments.

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It is required that the classification of fair value measurements uses a fair value hierarchy  that reflects the significance of the inputs used in making the measurements, including the following levels:

Level  1  quoted prices in active markets for identical assets or liabilities,

Level  2  valuation methods that make use of directly or indirectly observable inputs, and

Level  3  valuation methods that make use of unobservable market data used as inputs.

The fair value of the Company's cash and cash equivalents and short-term investments is their carrying value (level 2). The marketable securities are measured on its fair value based on quoted market price (level 1).  The fair value of the Company's receivables and payables approximates their carrying value given their short-term nature.

Liquidity risk – Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At September 30, 2011, the Company has positive working capital of approximately $0.7 million and therefore has sufficient funds to meet its current operating and exploration obligations. However, the Company will require significant additional funds in the future to complete its plan.

Currency/foreign exchange risk – The Company’s functional currency is the Canadian dollar and therefore the Company’s net earnings are impacted by fluctuations in foreign currencies. The Company raises funds in Canadian dollars and lends either Canadian dollar or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its foreign currency fluctuations. A 10% strength in the Canadian dollar against the Chinese RMB will have a before tax effect of a $0.02 million loss on the financial results.

Interest rate risk – The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. Short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $0.001 million, assuming the foreign exchange rate remains constant.

Disclosure controls and procedures and internal controls over financial reporting

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2011 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and reported as required.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The control framework used to design the Company’s internal control over financial reporting is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has evaluated the effectiveness of design and operation of the Company’s internal controls over financial reporting as at September 30, 2011. Based on the result of this assessment, management has concluded that the Company’s internal controls over financial reporting are effective.

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